Exhibit 3.1

The following is the text of an amendment to the By-laws of Crane Co., effective January 26, 2009. Deleted matter is struck through; new matter is shown in bold face and underlined.

ARTICLE II

Stockholders

Section 9. Voting and Proxies. Each holder of Common Stock shall be entitled to one vote per share held of record upon each matter on which stockholders generally are entitled to vote.

At all meetings of stockholders, a stockholder entitled to vote may vote in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided by law, all questions touching the validity or sufficiency of the proxies shall be decided by the Secretary.

~~Directors shall be elected by a plurality of the votes cast at an election.~~

Except as provided in Section 3 of Article III of these By-laws, a nominee for director shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 12 of Article II of these By-laws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the fourteenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders.

All other action (unless a greater plurality is required by law or by the Certificate of Incorporation or by these By-laws) shall be authorized by a majority of the votes cast by the holders of shares entitled to vote thereon, present in person or represented by proxy, and where a separate vote by class is required, by a majority of the votes cast by stockholders of such class, present in person or represented by proxy.